Calculation of Filing Fee Table

Schedule TO-I

(Form Type)

Jet.AI Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Value(1)	Fee Rate	Amount of Filing Fee(2)
Fees to Be Paid	$3,218,936.45	0.0001476	$475.12
Fees Previously Paid	—		—
Total Transaction Value	$3,218,936.45
Total Fees Due for Filing			$475.12
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$475.12

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. In connection with the offer to exchange (the “Offer”) made by Jet.AI Inc. (the “Registrant”) described in the Schedule TO (the “Schedule TO”) to which this Exhibit 107 is attached, the Registrant is offering holders of (i) 9,859,220 Redeemable Warrants, (ii) 5,760,000 Private Warrants, and (iii) 7,433,405 Merger Consideration Warrants (as those terms are defined in the Schedule TO; collectively, the “Warrants”) the opportunity to exchange such Warrants for shares of the Registrant’s common stock, par value $0.0001 per share (such shares, the “Common Shares”). Specifically, the Registrant is offering 0.3054 Common Shares for each Redeemable Warrant or Private Warrant exchanged in the Offer and 1.0133 Common Shares for each Merger Consideration Warrant exchanged in the Offer. The transaction value was determined by using the average of the high and low prices of the Redeemable Warrants and the Merger Consideration Warrants as reported on The Nasdaq Stock Market LLC on June 25, 2024, rounded up to the nearest cent, which were $0.03 per Redeemable Warrant and $0.37 per Merger Consideration Warrant.

(2)	The amount of the filing fee assumes that all outstanding Redeemable Warrants, Private Warrants, and Merger Consideration Warrants of the Registrant will be exchanged pursuant to the Offer.